UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 29, 2019

(Date of earliest event reported)

StreetShares, Inc.

(Exact name of registrant as specified in its charter)

Delaware	46-4390152
(State or other incorporation)	(I.R.S. Employer Identification No.)

1900 Campus Commons Drive

Suite 200

Reston, VA 20191

(Full mailing address of principal executive offices)

(800) 560-1435

(Issuer’s telephone number, including area code)

StreetShares Notes

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Jesse Cushman (“Mr. Cushman”), the Principal Financial and Accounting Officer of StreetShares, Inc. (the “Company”) resigned from the Company, effective as of January 1, 2019. Michael Konson, the President and Co-Founder of the Company is currently acting as Interim Principal Financial and Accounting Officer until Mr. Cushman’s permanent successor is named.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StreetShares, Inc.

By	/s/ Mark L. Rockefeller
Mark L. Rockefeller
Chief Executive Officer

Date: January 29, 2019